Exhibit 99.1

IESI-BFC ANNOUNCES PURCHASE OF WASTE ASSETS FROM FRED WEBER INC.,
CROWN EXCEL DISPOSAL LLC AND WEBER GAS ENERGY, LLC IN ST. LOUIS, MISSOURI FOR $159 MILLION;
INCREASES SIZE OF ITS CREDIT FACILITY

Toronto, Ontario – December 23, 2010 – IESI-BFC Ltd. (“IESI-BFC”) (NYSE, TSX: BIN) announced today that, through two of its U.S. subsidiaries, it has acquired the waste collection, transfer and landfill assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, “Fred Weber”) in St. Louis, Missouri for cash consideration of $159 million.

The acquired assets include:
•
the largest municipal solid waste landfill in the State of Missouri as measured by volume, strategically located on the west side of the St. Louis metropolitan area with an expected life of approximately 80 years and no daily volume limit;

•	a collection business including both commercial and roll-off collection routes which will be integrated with IESI-BFC’s existing collection operation in the St. Louis market;
•	a municipal solid waste transfer station in Valley Park, Missouri; and
•	a third party agreement for the sale of landfill methane gas commencing in the second half of 2012.

“The Fred Weber landfill is one of the largest remaining privately owned landfills in the U.S., and the largest landfill in the state of Missouri in terms of volume,” said Keith Carrigan, Vice Chairman and Chief Executive Officer of IESI-BFC.  “Securing this landfill with its strategic proximity to the St. Louis market, together with the acquired waste collection and transfer assets, substantially improves our operational presence in the St. Louis marketplace.  The purchase of these vertically integrated urban market assets aligns perfectly with our stringent acquisition strategy and business model,” Carrigan continued.

“As a Company, we are elated to acquire these outstanding assets,” said Mickey Flood, Vice Chairman of IESI-BFC.  “In combining them with our existing business, we have become a major operator in the St. Louis market and now have both the assets and the critical mass to execute our business strategies.  I congratulate our employees on their hard work on this transaction, and express my sincere appreciation to the management team at Fred Weber Inc. for the extraordinary business they have built and for affording us the opportunity to purchase these assets.”

In connection with the transaction, IESI-BFC has exercised a portion of the accordion feature available on its U.S. credit facility, and has commitments from its existing lenders that will increase the size of the credit facility by $127.5 million.  Adjusting for both the additional borrowings and the bank-approved EBITDA on this transaction, IESI-BFC’s pro-forma debt-to-adjusted EBITDA ratio as of September 30, 2010 would be slightly over 2.6 times.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces.  Its major brands, IESI, BFI Canada and Waste Services, Inc., are leaders in their markets.  IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC, visit its website at www.iesi-bfc.com.

Further Information
IESI-BFC Ltd.
Andrea Rudnick
Vice President, Corporate Development & Communications
Tel: (905) 532-7516
andrea.rudnick@bficanada.com